SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 09 May 2012

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

InterContinental Hotels Group PLC
First Quarter Results to 31 March 2012

Continuing strong RevPAR performance drives 16% underlying profit growth

Financial summaryº	2012	2011	% Change YoY
			Actual	CER²	CER² & excluding LDs³
Revenue	$409m	$396m	3%	4%	6%
Operating profit	$118m	$112m	5%	5%	16%
Total adjusted EPS¹	26.0¢	24.0¢	8%
Total basic EPS	53.3¢	24.0¢	122%
Net debt	$577m	$846m

Richard Solomons, Chief Executive of InterContinental Hotels Group PLC, said:
"We have delivered strong performance in the quarter with global revenue per available room (RevPAR) up 7% and continued outperformance in the US and Greater China. The strength of our brands and systems, together with our scale and the close working relationships we have with our hotel owners, continue to underpin our success.
In the quarter we launched EVEN Hotels in the US and HUALUXE Hotels and Resorts in Greater China, reflecting our ability to create distinctive and innovative new brands. These will further develop our already strong position in our two largest markets over the long term, and together with our ongoing work to strengthen our existing brands, will enable us to deliver market share gains into the future.
The global economic backdrop, particularly in Europe, is still challenging, but the considerable strengths of our business including our resilient model and strong balance sheet give us confidence that we will continue to drive high quality growth."

Driving Market Share
•	First quarter global RevPAR growth of 7.0%
	-	Global rate growth of 3.3% and occupancy growth of 2.1%pts.
	-	Americas RevPAR up 7.7% (US 7.6%); Europe 2.6%; AMEA 6.9%; Greater China 11.9%.
•	Total system size of 661,159 rooms (4,506 hotels), up 1% year on year
-
7,101 rooms (48 hotels) added to the system.  Our brands continue to gain traction in new markets, with the first hotels opening for Holiday Inn Express in Thailand and Hotel Indigo in Germany in the quarter.  4,290 rooms (22 hotels) removed.

	-	Total pipeline of 174,554 rooms (1,098 hotels), of which over 40% is under construction.
	-	Signings of 9,331 rooms (59 hotels), ahead of Q1 2011 and includes 5,271 Holiday Inn brand family rooms.
	-	Greater China system and pipeline at record levels with 55,871 rooms (170 hotels) open and a further 51,742 rooms (155 hotels) expected to open over the next 3 - 5 years (30% of our global pipeline).
•	Building preferred brands
-
EVEN Hotels was launched in February as the first mainstream US hotel brand focused on wellness. W
e will invest up to $150m over the next 3 years to help establish the brand in key US cities. We expect to open the first hotel in H1 2013.

-
HUALUXE Hotels and Resorts was launched in March as the first upscale, international hotel brand designed for the Chinese consumer.  Interest for the brand among owners is high with over 20 letters of intent signed to date. We expect to open the first hotel by early 2014.

-
Hotel Indigo has recently been recognised as a J.D. Power 2012 Customer Service Champion.  This follows on from the 2011 J.D. Power and Associates awards for both Holiday Inn and Hotel Indigo for highest in guest satisfaction among mid-scale and upscale full service hotels respectively.

-
Holiday Inn and Holiday Inn Express continue to outperform in the US, delivering Q1 total RevPAR growth of 8.6% and 9.6% respectively compared to industry RevPAR growth for the upper midscale segment of 8.0%.

Investing in growth
•	Gross capital expenditure in the quarter was $21m, against full year guidance of c$150m of maintenance and $100m-$200m of growth capital expenditure.
•	The disposal process of InterContinental New York Barclay is progressing.

Current trading update
•	April global RevPAR up 6.1%, including rate up 4.2%.
	-	Americas 5.6%; Europe 5.2%, AMEA 9.1%, Greater China 7.1%.
º All figures are before exceptional items unless otherwise noted See appendix 3 for analysis of financial headlines
¹ Before exceptional items		² CER = constant exchange rates	³Excluding $10m of significant liquidated damages receipts in 2011

Americas - Strong growth in franchise royalties
RevPAR increased 7.7%, including rate growth of 4.2%.  US RevPAR was up 7.6%, including rate growth of 4.1%. On a total basis including the benefit of new hotels, US RevPAR grew 8.4%, outperforming the industry up 7.9%.
Revenue decreased 7% to $181m and operating profit increased 3% to $100m. After adjusting for (i) owned hotel disposals in 2011 (ii) the impact of a $10m liquidated damages receipt in the managed business in 2011 and (iii) the impact of managed lease* hotels, revenue increased 6% and operating profit increased 16%. This was driven by strong RevPAR growth across the region, slightly offset by the impact of the partial closure of an owned hotel in the Caribbean.
We signed 5,097 rooms (43 hotels) in the first quarter and opened 4,244 rooms (33 hotels).  Signings included Hotel Indigo hotels in Philadelphia and Wilmington and our six signings outside the US including three Staybridge Suites hotels.  In line with our strategy to grow the presence of Holiday Inn in the leisure market, openings in the quarter included three resort hotels for the brand in the US and our eighth Holiday Inn Club Vacation hotel which is located in Las Vegas. This strong activity for the Holiday Inn brand family in the quarter demonstrates the ongoing benefits from the Holiday Inn relaunch.

Europe - Robust performance in challenging markets
RevPAR increased 2.6%, including rate growth of 1.2%. Despite continued macro economic uncertainty, RevPAR in our key markets remained resilient, with the UK up 2.2%, France up 2.6% and Germany up 3.3%.
Revenue increased 18% (22% at CER) to $90m and operating profit increased 25% (33% at CER) to $15m. After adjusting for the leased hotel disposal in 2011 and the impact of managed lease* hotels, revenue was broadly in line with Q1 2011 and operating profit increased 25%.
We signed 915 rooms (5 hotels) in the quarter, including an InterContinental hotel in St Petersburg, which will be our second for the brand in Russia.  We opened 968 rooms (8 hotels) including Hotel Indigo hotels in Edinburgh and also in Berlin, the first for the brand in Continental Europe.

AMEA - Good RevPAR growth in most markets
RevPAR increased 6.9%, including rate growth of 1.7%.  Most markets continue to show strong growth including Saudi Arabia up 9.5%, UAE up 7.4%, South East Asia up 8.9% and Japan up 4.0%.  Egypt and Bahrain continue to be impacted by political unrest with RevPAR down 13.6% and 13.9% respectively.
Revenue increased 12% (10% at CER) to $56m and operating profit increased 10% to $22m and by 16% after adjusting for the disposal in Q3 2011 of a hotel asset and partnership interest in Australia.
We signed 603 rooms (2 hotels) in the quarter, and opened 1,175 rooms (4 hotels). Openings included Holiday Inn Express Bangkok Siam, the first hotel for the brand in South East Asia; InterContinental hotels in Thailand and Doha; and the first Crowne Plaza hotel in Central Java.

Greater China - Increase in rooms and RevPAR drives strong growth
Greater China continues to be our strongest market with RevPAR growth of 11.9%, including rate growth of 3.3%.
Revenue increased 10% to $54m and operating profit increased 25% to $20m.  This was driven by a combination of strong RevPAR growth and the contribution from a 13% increase in net system size.
We signed 2,716 rooms (9 hotels) in the quarter, including five Crowne Plaza hotels, taking the pipeline for the brand in the region to 21,671 rooms (58 hotels). We opened 714 rooms (3 hotels) in the quarter, including Hotel Indigo Xiaman Harbour, our second hotel for the brand in Greater China. In April we opened a further 3 hotels (2,232 rooms), including the Holiday Inn Macau
Cotai Central (1,224 rooms), the largest Holiday Inn in the world.
Our strong and profitable platform and leading position in Greater China result from our growing scale, expertise of our team and the quality of our relationship with owners, which we have developed over the three decades we have been operating in the region.

Interest, tax and cash flow and exceptional items
The interest charge for the period was $12m (Q1 2011: $16m) due to lower levels of net debt and a small non recurring cash interest receipt.
Based on the position at the end of the quarter, the tax charge has been calculated using an estimated annual tax rate of 29% (Q1 2011: 28%).  The 2012 full year tax rate is expected to be in the high 20s, moving towards the low 30s in 2013. An exceptional tax credit of $79m relates to prior year matters settled in the period, together with associated deferred tax amounts.
Net debt was $577m at the end of the quarter (including the $210m finance lease on the InterContinental Boston).  This is down from $846m at 31 March 2011 but up $39m on the year end position due to seasonal working capital movements.

* See appendix 5 for definition

Appendix 1: RevPAR Movement Summary
	April 2012			Q1 2012
	RevPAR	Rate	Occ.	RevPAR	Rate	Occ.
Group	6.1%	4.2%	1.2%pts	7.0%	3.3%	2.1%pts
Americas	5.6%	4.8%	0.5%pts	7.7%	4.2%	2.0%pts
Europe	5.2%	2.5%	1.8%pts	2.6%	1.2%	0.8%pts
AMEA	9.1%	2.1%	4.5%pts	6.9%	1.7%	3.4%pts
G. China	7.1%	2.9%	2.5%pts	11.9%	3.3%	4.3%pts

Appendix 2: Q1 2012 System & Pipeline Summary (rooms)
	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	7,101	(4,290)	2,811	661,159	1%	9,311	174,554
Americas	4,244	(2,385)	1,859	444,057	0%	5,097	80,314
Europe	968	(548)	420	100,305	3%	915	16,244
AMEA	1,175	(1,332)	(157)	60,926	(1)%	603	26,254
G. China	714	(25)	689	55,871	13%	2,716	51,742

Appendix 3: First quarter financial headlines
Operating Profit $m	Total		Americas		Europe		AMEA		G.China		Central
	2012	2011	2012	2011	2012	2011	2012 2011		2012 2011		2012 2011
Franchised	117	108	101	91	13	14	3	2	0	1	-	-
Managed	50	49	12	18	4	1	23	22	11	8	-	-
Owned & leased	16	16	(2)	(1)	5	6	1	1	12	10	-	-
Regional overheads	(26)	(28)	(11)	(11)	(7)	(9)	(5)	(5)	(3)	(3)	-	-
Profit pre central overheads	157	145	100	97	15	12	22	20	20	16	-	-
Central overheads	(39)	(33)	-	-	-	-	-	-	-	-	(39)	(33)
Group Operating profit	118	112	100	97	15	12	22	20	20	16	(39)	(33)

Appendix 4: Constant exchange rate (CER) operating profit movement before exceptional items
Growth/ (decline)	Total***		Americas		Europe		AMEA		G. China
Actual *		CER**	Actual *	CER**	Actual *	CER**	Actual *	CER**	Actual *	CER**
5%		5%	3%	3%	25%	33%	10%	10%	25%	25%
Exchange rates:
	GBP:USD		EUR:USD			* US dollar actual currency
2012	0.64		0.76			** Translated at constant 2011 exchange rates
2011	0.62		0.73			*** After central overheads

Appendix 5: Definitions
Managed lease hotels: properties that are structured for legal reasons as operating leases but with the same characteristics as management contracts.

For further information, please contact:
Investor Relations (Catherine Dolton, Isabel Green)	+44 (0)1895 512176
Media Affairs (Yasmin Diamond, Kari Kerr):	+44 (0)1895 512425	+44 (0) 7770 736 849
High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk. This includes profile shots of the key executives.
Conference call and Q&A:
A conference call with Richard Solomons (Chief Executive Officer) and Tom Singer (Chief Financial Officer) will commence at 8.00am (London time) on Wednesday 9 May.  There will be an opportunity to ask questions.

International dial-in: +44 (0)20 7108 6370
UK Toll Free 0808 238 6029
Passcode: HOTEL
US conference call and Q&A:
There will also be a conference call, primarily for US investors and analysts, at 10.00am (Eastern Standard Time) on 9 May with Richard Solomons (Chief Executive Officer) and Tom Singer (Chief Financial Officer).  There will be an opportunity to ask questions.

International dial-in: +44 (0)20 7108 6370
Standard US dial-in:+1 517 345 9004
US Toll Free: 866 692 5726
Passcode: HOTEL
A recording of the conference call will also be available for 7 days. To access this dial the relevant number below.
UK Replay International dial-in: +44 (0)20 7108 6293	US Replay International Dial in : +44 (0) 20 7108 6288
UK Toll Free: 0808 376 9042 Passcode : 1478	US Toll Free: 866 851 2606 Passcode: 1480
2012 Interim results: 7 August 2012
We will be announcing our half year results for the six months to 30 June on 7 August 2012. We will host a conference call with slide cast for analysts and investors on the day of the results. There will also be a conference call later the same day, primarily for US analysts and investors. There will be an opportunity to ask questions on both calls.

Website:
The full release and supplementary data will be available on our website from 7.00 am (London time) on 9 May. The web address is www.ihgplc.com/Q112. To watch a video of Tom Singer reviewing our results visit our YouTube channel at www.youtube.com/ihgplc.

Notes to Editors:
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with nine hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, as well as our two newest brands, EVEN™ Hotels and HUALUXE™ Hotels & Resorts. IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with over 65 million members worldwide.
IHG franchises, leases, manages or owns over 4,500 hotels and more than 661,000 guest rooms in nearly 100 countries and territories. With more than 1,000 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.
InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.
Visit www.ihg.com for hotel information and reservations and www.priorityclub.com for more on Priority Club Rewards. For our latest news, visit www.ihg.com/media, www.twitter.com/ihgplc, www.facebook.com/ihg or
www.youtube.com/ihgplc.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934).  These forward-looking statements can be identified by the fact that they do not relate to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  Factors that could affect the business and the financial results are described in 'Risk Factors' in the InterContinental Hotels Group PLC Annual report on Form 20-F filed with the United States Securities and Exchange Commission.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the three months ended 31 March 2012

	3 months ended 31 March 2012			3 months ended 31 March 2011
	Before exceptional items	Exceptional items (note 8)	Total	Before exceptional items	Exceptional items (note 8)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	409	-	409	396	-	396
Cost of sales	(182)	-	(182)	(181)	-	(181)
Administrative expenses	(87)	-	(87)	(81)	(22)	(103)
Other operating income and expenses	1	-	1	4	9	13
	_____	____	____	_____	____	____
	141	-	141	138	(13)	125

Depreciation and amortisation	(23)	-	(23)	(26)	-	(26)
Impairment	-	-	-	-	11	11
	_____	____	____	_____	____	____

Operating profit (note 3)	118	-	118	112	(2)	110
Financial income	1	-	1	-	-	-
Financial expenses	(13)	-	(13)	(16)	-	(16)
	_____	____	____	_____	____	____

Profit before tax (note 3)	106	-	106	96	(2)	94

Tax (note 9)	(31)	79	48	(27)	2	(25)
	_____	____	____	_____	____	____
Profit for the period from continuing operations attributable to the equity holders of the parent	75	79	154	69	-	69
	====	====	====	====	====	====

Earnings per ordinary share (note 10)
Continuing and total operations:
Basic			53.3¢			24.0¢
Diluted			52.4¢			23.5¢
Adjusted	26.0¢			24.0¢
Adjusted diluted	25.5¢			23.5¢
	====		====	====		====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the three months ended 31 March 2012

	2012 3 months ended 31 March $m	2011 3 months ended 31 March $m

Profit for the period	154	69

Other comprehensive income
Available-for-sale financial assets:
Losses on valuation	(3)	-
Cash flow hedges:
Reclassified to financial expenses	-	2
Defined benefit pension plans:
Actuarial gains, net of related tax charge of $4m (2011 $2m)	14	12
Change in asset restriction on plans in surplus and liability in respect of funding commitments, net of related tax credit of $13m (2011 charge of $2m)	10	(4)
Exchange differences on retranslation of foreign operations, including related tax charge of $nil (2011 $nil)	21	12
Tax related to pension contributions	-	2
	____	____
Other comprehensive income for the period	42	24
	____	____
Total comprehensive income for the period attributable to equity holders of the parent	196	93
	====	====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the three months ended 31 March 2012

	3 months ended 31 March 2012
	Equity share capital	Other reserves*	Retained earnings	Non- controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	162	(2,650)	3,035	8	555

Total comprehensive income for the period	-	18	178	-	196
Issue of ordinary shares	5	-	-	-	5
Movement in shares in employee share trusts	-	18	(63)	-	(45)
Equity-settled share-based cost	-	-	7	-	7
Tax related to share schemes	-	-	10	-	10
Share of reserve in equity accounted investment	-	-	5	-	5
Exchange adjustments	6	(6)	-	-	-
	____	____	____	____	____
At end of the period	173	(2,620)	3,172	8	733
	====	====	====	====	====

	3 months ended 31 March 2011
	Equity share capital	Other reserves*	Retained earnings	Non- controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	155	(2,659)	2,788	7	291

Total comprehensive income for the period	-	14	79	-	93
Issue of ordinary shares	4	-	-	-	4
Movement in shares in employee share trusts	-	23	(76)	-	(53)
Equity-settled share-based cost	-	-	7	-	7
Tax related to share schemes	-	-	5	-	5
Exchange adjustments	6	(6)	-	-	-
	____	____	____	____	____
At end of the period	165	(2,628)	2,803	7	347
	====	====	====	====	====

*	Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, unrealised gains and losses reserve and currency translation reserve.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
31 March 2012

	2012 31 March	2011 31 March	2011 31 December
	$m	$m	$m
ASSETS
Property, plant and equipment	1,376	1,456	1,362
Goodwill	94	93	92
Intangible assets	313	271	308
Investment in associates and joint ventures	91	46	87
Retirement benefit assets	30	6	21
Other financial assets	146	140	156
Non-current tax receivable	41	-	41
Deferred tax assets	153	133	106
	_____	_____	_____
Total non-current assets	2,244	2,145	2,173
	_____	_____	_____
Inventories	4	4	4
Trade and other receivables	444	416	369
Current tax receivable	4	5	20
Derivative financial instruments	2	-	3
Cash and cash equivalents	150	59	182
Other financial assets	5	-	-
	_____	_____	_____
Total current assets	609	484	578
	_____	_____	_____
Non-current assets classified as held for sale	217	269	217
	______	______	______
Total assets (note 3)	3,070	2,898	2,968
	=====	=====	=====
LIABILITIES
Loans and other borrowings	(21)	(17)	(21)
Derivative financial instruments	-	(3)	-
Trade and other payables	(670)	(651)	(707)
Provisions	(1)	(23)	(12)
Current tax payable	(73)	(141)	(120)
	_____	_____	_____
Total current liabilities	(765)	(835)	(860)
	_____	_____	_____
Loans and other borrowings	(691)	(875)	(670)
Derivative financial instruments	(26)	(27)	(39)
Retirement benefit obligations	(178)	(184)	(188)
Trade and other payables	(514)	(475)	(497)
Provisions	(2)	(3)	(2)
Deferred tax liabilities	(101)	(91)	(97)
	_____	_____	_____
Total non-current liabilities	(1,512)	(1,655)	(1,493)
	_____	_____	_____
Liabilities classified as held for sale	(60)	(61)	(60)
	_____	_____	_____
Total liabilities	(2,337)	(2,551)	(2,413)
	=====	=====	=====
Net assets	733	347	555
	=====	=====	=====
EQUITY
Equity share capital	173	165	162
Capital redemption reserve	10	10	10
Shares held by employee share trusts	(9)	(13)	(27)
Other reserves	(2,899)	(2,899)	(2,893)
Unrealised gains and losses reserve	68	51	71
Currency translation reserve	210	223	189
Retained earnings	3,172	2,803	3,035
	______	______	______
IHG shareholders' equity	725	340	547
Non-controlling interest	8	7	8
	______	______	______
Total equity	733	347	555
	=====	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the three months ended 31 March 2012

	2012 3 months ended 31 March	2011 3 months ended 31 March
	$m	$m

Profit for the period	154	69
Adjustments for:
Net financial expenses	12	16
Income tax (credit)/charge	(48)	25
Depreciation and amortisation	23	26
Exceptional operating items	-	2
Equity-settled share-based cost	6	6
	_____	_____
Operating cash flow before movements in working capital	147	144
Net change in loyalty programme liability and System Fund surplus	70	45
Other changes in net working capital	(166)	(135)
Utilisation of provisions	(11)	(7)
Retirement benefit contributions, net of cost	(5)	(8)
Cash flows relating to exceptional operating items	-	(3)
	_____	_____
Cash flow from operations	35	36
Interest paid	(7)	(8)
Interest received	1	-
Tax paid on operating activities	(9)	(31)
	_____	_____
Net cash from operating activities	20	(3)
	_____	_____
Cash flow from investing activities
Purchases of property, plant and equipment	(9)	(8)
Purchase of intangible assets	(11)	(9)
Investment in other financial assets	-	(12)
Investment in associates and joint ventures	(1)	(2)
Disposal of assets, net of costs	-	(1)
Proceeds from other financial assets	2	4
Tax paid on disposals	(1)	-
	_____	_____
Net cash from investing activities	(20)	(28)
	_____	_____
Cash flow from financing activities
Proceeds from the issue of share capital	5	4
Purchase of own shares by employee share trusts	(39)	(57)
Increase in borrowings	-	70
	_____	_____
Net cash from financing activities	(34)	17
	_____	_____

Net movement in cash and cash equivalents in the period	(34)	(14)
Cash and cash equivalents at beginning of the period	182	78
Exchange rate effects	2	(5)
	_____	_____
Cash and cash equivalents at end of the period	150	59
	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These condensed interim financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority and IAS 34 'Interim Financial Reporting'. They have been prepared on a consistent basis using the accounting policies set out in the InterContinental Hotels Group PLC (the Group or IHG) Annual Report and Financial Statements for the year ended 31 December 2011.

These condensed interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 435 of the Companies Act 2006. The auditors have carried out a review of the financial information in accordance with the guidance contained in ISRE 2410 (UK and Ireland) 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board.

The financial information for the year ended 31 December 2011 has been extracted from the Group's published financial statements for that year which contain an unqualified audit report and which have been filed with the Registrar of Companies.

2.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the period.  In the case of sterling, the translation rate for the three months ended 31 March is $1= £0.64 (2011 $1=£0.62).  In the case of the euro, the translation rate for the three months ended 31 March is $1 = €0.76 (2011 $1 = €0.73).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the period.  In the case of sterling, the translation rate is $1=£0.62 (2011 31 December $1 = £0.65, 31 March $1 = £0.62).  In the case of the euro, the translation rate is $1 = €0.75 (2011 31 December $1 = €0.77, 31 March $1 = €0.70).

3.	Segmental information
	Revenue
		2012	2011
		3 months ended 31 March	3 months ended 31 March
		$m	$m

	Americas (note 4)	181	194
	Europe (note 5)	90	76
	AMEA (note 6)	56	50
	Greater China (note 7)	54	49
	Central	28	27
		____	____
	Total revenue	409	396
		====	====

	All results relate to continuing operations.

Profit	2012 3 months ended 31 March $m	2011 3 months ended 31 March $m

Americas (note 4)	100	97
Europe (note 5)	15	12
AMEA (note 6)	22	20
Greater China (note 7)	20	16
Central	(39)	(33)
	____	____
Reportable segments' operating profit	118	112
Exceptional operating items (note 8)	-	(2)
	____	____
Operating profit	118	110

Financial income	1	-
Financial expenses	(13)	(16)
	____	____
Profit before tax	106	94
	====	====

All results relate to continuing operations.

Assets	2012 31 March $m	2011 31 March $m	2011 31 December $m

Americas	960	930	908
Europe	853	888	816
AMEA	285	311	276
Greater China	389	374	388
Central	233	198	228
	____	____	____
Segment assets	2,720	2,701	2,616

Unallocated assets:
Non-current tax receivable	41	-	41
Deferred tax assets	153	133	106
Current tax receivable	4	5	20
Derivative financial instruments	2	-	3
Cash and cash equivalents	150	59	182
	____	____	____
Total assets	3,070	2,898	2,968
	====	====	====

4.	Americas
		2012 3 months ended 31 March $m	2011 3 months ended 31 March $m
	Revenue
	Franchised	118	109
	Managed	23	38
	Owned and leased	40	47
		____	____
	Total	181	194
		====	====
	Operating profit
	Franchised	101	91
	Managed	12	18
	Owned and leased	(2)	(1)
	Regional overheads	(11)	(11)
		____	____
	Total	100	97
		====	====

All results relate to continuing operations.

5.	Europe
		2012 3 months ended 31 March $m	2011 3 months ended 31 March $m
	Revenue
	Franchised	19	19
	Managed	32	17
	Owned and leased	39	40
		____	____
	Total	90	76
		====	====

	Operating profit
	Franchised	13	14
	Managed	4	1
	Owned and leased	5	6
	Regional overheads	(7)	(9)
		____	____
	Total	15	12
		====	====

All results relate to continuing operations.

6.	AMEA
		2012 3 months ended 31 March $m	2011 3 months ended 31 March $m
	Revenue
	Franchised	5	3
	Managed	39	37
	Owned and leased	12	10
		____	____
	Total	56	50
		====	====
	Operating profit
	Franchised	3	2
	Managed	23	22
	Owned and leased	1	1
	Regional overheads	(5)	(5)
		____	____
	Total	22	20
		====	====

All results relate to continuing operations.

7.	Greater China
		2012 3 months ended 31 March $m	2011 3 months ended 31 March $m
	Revenue
	Franchised	-	1
	Managed	18	15
	Owned and leased	36	33
		____	____
	Total	54	49
		====	====
	Operating profit
	Franchised	-	1
	Managed	11	8
	Owned and leased	12	10
	Regional overheads	(3)	(3)
		____	____
	Total	20	16
		====	====

All results relate to continuing operations.

8.	Exceptional items
		2012 3 months ended 31 March $m	2011 3 months ended 31 March $m
	Continuing operations:

	Exceptional operating items
	Administrative expenses:
	Litigation provision (a)	-	(22)
		____	____
		-	(22)
	Other operating income:
	VAT refund (b)	-	9

	Impairment:
	Reversal of previously recorded impairment (c)	-	11
		____	____
		-	(2)
		====	====
	Tax
	Tax on exceptional operating items	-	2
	Exceptional tax credit (d)	79	-
		____	____
		79	2
		====	====

These items are treated as exceptional by reason of their size or nature.
a)	Related to a lawsuit filed against the Group in the Americas region, for which the final balance was paid in March 2012.
b)	Arose in the UK relating to periods prior to 1996.
c)	Related to the partial reversal of an impairment charge recorded on a North American hotel that was sold in June 2011.
d)
Represents the release of provisions which are exceptional by reason of their size or nature relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired, together with the recognition of deferred tax assets as a result of the associated reduction in future uncertainty as to their recoverability.

9.	Tax

The tax charge on profit from continuing operations, excluding the impact of exceptional items (note 8), has been calculated using an estimated effective annual tax rate of 29% (2011 28%) analysed as follows.

	2012	2012	2012	2011	2011	2011
3 months ended 31 March	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate

Before exceptional items	106	(31)	29%	96	(27)	28%
Exceptional items	-	79		(2)	2
	____	____		____	____
	106	48		94	(25)
	====	====		====	====
Analysed as:
UK tax		37			(7)
Foreign tax		11			(18)
		____			____
		48			(25)
		====			====

10.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group's performance.

	Continuing and total operations
	2012	2011
	3 months ended 31 March	3 months ended 31 March
Basic earnings per ordinary share
Profit available for equity holders ($m)	154	69
Basic weighted average number of ordinary shares (millions)	289	288
Basic earnings per ordinary share (cents)	53.3	24.0
	====	====
Diluted earnings per ordinary share
Profit available for equity holders ($m)	154	69
Diluted weighted average number of ordinary shares (millions)	294	294
Diluted earnings per ordinary share (cents)	52.4	23.5
	====	====
Adjusted earnings per ordinary share
Profit available for equity holders ($m)	154	69
Adjusting items (note 8):
Exceptional operating items ($m)	-	2
Tax on exceptional operating items ($m)	-	(2)
Exceptional tax credit ($m)	(79)	-
	____	____
Adjusted earnings ($m)	75	69
Basic weighted average number of ordinary shares (millions)	289	288
Adjusted earnings per ordinary share (cents)	26.0	24.0
	====	====
Diluted weighted average number of ordinary shares (millions)	294	294
Adjusted diluted earnings per ordinary share (cents)	25.5	23.5
	====	====

The diluted weighted average number of ordinary shares is calculated as:
	2012 3 months ended 31 March millions	2011 3 months ended 31 March millions
Basic weighted average number of ordinary shares	289	288
Dilutive potential ordinary shares - employee share options	5	6
	____	____
	294	294
	====	====

11.	Net debt
		2012 31 March	2011 31 March	2011 31 December
		$m	$m	$m

	Cash and cash equivalents	150	59	182
	Loans and other borrowings - current	(21)	(17)	(21)
	Loans and other borrowings - non-current	(691)	(875)	(670)
	Derivatives hedging debt values*	(15)	(13)	(29)
		____	____	____
	Net debt	(577)	(846)	(538)
		====	====	====
	Finance lease liability included above	(210)	(207)	(209)
		====	====	====

*
Net debt includes the exchange element of the fair value of currency swaps that fix the value of the Group's £250m 6% bonds at $415m.  An equal and opposite exchange adjustment on the retranslation of the £250m 6% bonds is included in non-current loans and other borrowings.

12.	Movement in net debt
		2012 3 months ended 31 March	2011 3 months ended 31 March	2011 12 months ended 31 December
		$m	$m	$m

	Net (decrease)/increase in cash and cash equivalents	(34)	(14)	107
	Add back cash flows in respect of other components of net debt:
	(Increase)/decrease in borrowings	-	(70)	119
		____	____	____
	(Increase)/decrease in net debt arising from cash flows	(34)	(84)	226

	Non-cash movements:
	Finance lease obligations	(1)	(1)	(3)
	Exchange and other adjustments	(4)	(18)	(18)
		____	____	____
	(Increase)/decrease in net debt	(39)	(103)	205

	Net debt at beginning of the period	(538)	(743)	(743)
		____	____	____
	Net debt at end of the period	(577)	(846)	(538)
		====	=====	====

13.	Dividends

The proposed final dividend of 39.0 cents per share for the year ended 31 December 2011 is not recognised in these accounts as it remains subject to approval at the Annual General Meeting to be held on 25 May 2012. If approved, the dividend will be paid on 1 June 2012 to shareholders who were registered on 23 March 2012 at an expected total cost of $113m.

14.	Capital commitments and contingencies

At 31 March 2012, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment and intangible assets was $16m (2011 31 December $14m, 31 March $18m).  The Group has also committed to invest up to $60m in two investments accounted for under the equity method of which $37m had been spent at 31 March 2012.

At 31 March 2012, the Group had contingent liabilities of $7m (2011 31 December $8m, 31 March $1m).

In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts.  The maximum unprovided exposure under such guarantees is $42m (2011 31 December $42m, 31 March $76m).

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation.  The Group has also given warranties in respect of the disposal of certain of its former subsidiaries.  It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such legal proceedings and warranties are not expected to result in material financial loss to the Group.

INDEPENDENT REVIEW REPORT TO INTERCONTINENTAL HOTELS GROUP PLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the interim financial report for the three months ended 31 March 2012 which comprises the Group income statement, Group statement of comprehensive income, Group statement of changes in equity, Group statement of financial position, Group statement of cash flows and the related notes 1 to 14.  We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' Responsibilities

The interim financial report is the responsibility of, and has been approved by, the Directors.  The Directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union.  The condensed set of financial statements included in this interim financial report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the interim financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the three months ended 31 March 2012 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency  Rules of the United Kingdom's Financial Services Authority.

Ernst & Young LLP
London
8 May 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	09 May 2012